Christine Nielson President, Wind Harvest Pilot Project, Inc.

Between 1987 and 1990, Christine started and directed a non-profit in the Mixteca Alta region of Oaxaca, Mexico, working with Triqui women on a project focused on wool weaving and natural dyeing.

Christine founded Coyuchi, Inc. in 1991. It was the first US company to manufacture and sell quality bedding and bath products made from organic cotton. The business not only pioneered the use of organic cotton but was one of the first to promote Fair Trade- produced fiber and finished products. This contributed significantly to an improved quality of life for farmers in India who grew the cotton and supported their biodynamic farming practices.

Christine became a founding member of Vermi Vision, a vermicompost research company that spent 3 years studying and documenting the agricultural benefits of high quality vermicompost on horticultural crops and and turf.

Currently, Christine focuses her time on issues related to climate change and voter turnout. She also serves on the boards of several green companies. Since 2012, she has been an investor in and advisor to Wind Harvest International and is currently serving as President of their subsidiary Wind Harvest Pilot Project Inc.

Christine graduated from UCLA in 1965 with a degree in English Literature and from Whittier College in 1966 with an elementary teaching credential.